Exhibit 99.1

Enthusiast Gaming to Lead AdWeek Panel on the Creator Economy, Metaverse and Web3

LOS ANGELES, Oct. 14, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), will moderate a panel discussion at Advertising Week New York on Thursday, October 20, 2022, Gaming’s Creator Economy: Marketers’ Gateway to the Metaverse and Web 3.0, led by Chief Revenue Officer, Bill Drolet.

With gaming at the epicenter of the new creator economy, Enthusiast Gaming, an integrated gaming entertainment company, is ideally positioned to lead the discussion on how brands and content creators are making an impact through gaming. To date, Enthusiast Gaming has developed content creator activation strategies for leading brands such as State Farm Insurance, Lego, Universal Pictures, Adidas, and most recently, the NFL, to connect with Gen Z and Millennial consumers. As creator partnerships in gaming pave the way for exciting brand opportunities and collaborations, advertisers continue to embrace new ways to engage with those previously hard-to-reach audiences.

The panel discussion will feature thoughts and expert opinions from guests Mae Wen, Amazon Acceleration Manager at The Vita Coco Company; Tommy Huthansel, VP, Director Partnerships at dentsu Gaming; and Creator and CEO of JeromeASF LLC, Jerome Aceti.

“The opportunities within the gaming industry are fun, engaging, and endless,” said Jerome Aceti. “Brands have such a unique opportunity to be a part of the creator economy, and the gaming ecosystem is really opening the door. Advertisers just have to walk through and find the opportunities that work best for their brand and embrace this new era of interaction.”

As brands look ahead to the Metaverse and Web3, they’re learning what it takes to activate successful partnerships that integrate traditional and emerging communication channels.

“This is truly an exciting time for the industry,” commented panel moderator and Enthusiast Gaming CRO, Bill Drolet. “Gaming is mainstream; there are new and sophisticated ways of expanding brand awareness, and a channel that captures attention and reaches almost everyone. Brands that choose to embrace these new strategies will continue to outperform their competitors.”

The panel session is a part of AWNewYork’s 4-day event happening October 17-20 at New York’s Market Line, which features a lineup of more than 500 speakers across more than 25 themed tracks. The event will bring together some of the brightest minds in marketing, technology, and culture, and sessions can be attended in person or online. Learn more and reserve a seat here: https://newyork.advertisingweek.com/aw/schedule/partner/-enthusiastgaming.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company that is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with coveted GenZ and Millennial audiences. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience. Visit Enthusiast Gaming for more information.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.